UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71224

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/07/25 _____ AND ENDING 12/31/25 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IRONLIGHT MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

57 VERNON PARKWAY

(No. and Street)

MOUNT VERNON	NY	10552
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	alan.krim@ironlight.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP

(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
10/16/2003		686	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Matthew John Celebuski_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ironlight Markets LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: _CEO_

Laura Ann Sciame _1/20/2026_
Notary Public

LAURA-ANN SCIAME
Notary Public, State of New York
No. 01SC6062161
Qualified in Westchester County
Commission Expires July 30, 20_29_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IRONLIGHT MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTER PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

IRONLIGHT MARKETS, LLC

DECEMBER 31, 2025

TABLE OF CONTENTS

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Ironlight Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ironlight Markets, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2026.

Forvis Mazars, LLP

Woodbury, New York
April 14, 2026

IRONLIGHT MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	166,034
Account receivables		55,000
Property and equipment, net		4,228
Prepaid Expenses		15,402
Total assets	$	240,664

LIABILITIES AND MEMER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	1,238
Deferred Revenue		55,000
Total liabilities		56,238

Member's Equity		184,426
Total liabilities and member's equity	$	240,664

The accompanying notes are an integral part of this statement

2

IRONLIGHT MARKETS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

Note 1 – Organization and Nature of Business

Ironlight Markets LLC. (the "Company") is a broker-dealer which is a wholly owned subsidiary of Ironlight Group Inc. and was registered and approved on January 7. 2026 with the United States Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in a single line of business as a securities broker-dealer, which intends to offer digital asset securities to subscribers of its alternative trading system and consulting and advisory services related to these activities.

Ironlight Markets LLC is relying on Footnote 74 (from the 2013 SEC Release No. 34-70073) that permits non-carrying broker-dealers to file an Exemption Report if they do not hold customer funds or securities, even if they do not fit into the standard (k)(2)(i) or (k)(2)(ii) exemptions.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations. and cash flows. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows. the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a straight line approach using estimated useful lives of three years. Major additions and improvements are capitalized. and repairs and maintenance are charged to operations as incurred. There were no purchases of property and equipment during the period ended December 31. 2025.

IRONLIGHT MARKETS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

Note 2 – Summary of Significant Accounting Policies Continued)

Revenue recognition

The Company follows the provisions of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange of those goods or service.

The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, and leasing and insurance contracts. The following is a description of the principal activities from which the Company intends to generates its revenue.

The Company intends to offer digital assets securities to subscribers of its alternative trading system and consulting and advisory services related to these activities. The benefits of the Company's services are generally transferred to the customers at a point in time upon executing a transaction. The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue, which represents a contract liability until the performance obligations are satisfied.

Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company determined that it has no estimated credit loss affecting its financial statements. Most of the financial assets within the scope of FASB ASC 326-20 are considered highly short-term in nature and therefore the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the period January 7, 2025 (date of approval) through December 31, 2025. Receivable balances were $0 at the beginning of the period and $55,000 at the end of the period.

Income taxes

The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable taxing authority based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

IRONLIGHT MARKETS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

Note 2 – Summary of Significant Accounting Policies Continued)

Segment reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $109,796, which was $102,766 in excess of its required net capital of $7,030. The Company's aggregate indebtedness to net capital ratio was 0.5122 to 1 at December 31, 2025.

Certain advances, and other equity withdrawals are restricted by the provisions of the rules of the SEC.

Note 4 – Concentrations and Credit Risks

The Company maintains its cash balances at a commercial bank which, at times, can exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 per depositor. At December 31, 2025, the Company's cash balances held at the commercial banks did not exceed the FDIC limit.

Note 5 - Related Party Transactions

For the period January 7, 2025 (date of approval) through December 31, 2025, Ironlight Group Inc. (the Parent) paid or will pay certain expense on the Company's behalf. Expense amounts supported by the Parent aggregated $1,225,219 for the period ended December 31, 2025 which is reflected in the accompanying Statement of Operations.

For the period January 7, 2025 (date of approval) through December 31, 2025, the Company accepted intercompany debt forgiveness as a capital contribution from its Parent in the amount of $1,225,219. This activity is captured as non-cash on the statement of cash flows.

The Parent will continue to support the Company until such time the Company can generate sufficient revenue to fund operations and maintain minimum net capital.

Note 6 - Property and Equipment, Net

Property and equipment, net included computer equipment of $52,591 as of December 31, 2025. As of December 31, 2025, the accumulated depreciation was $48,363, with a net book value of $4,228.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through April 14, 2026, the date the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.